T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

June 1, 2012

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:             Comment Letter Dated
May 9, 2012 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2011
Form 10-Q for the period ended March 31, 2012
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions as reflected in your letter dated May 9, 2012.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

Rule 83 Confidential Treatment Request

The Company respectfully requests confidential treatment for certain omitted portions of this letter set forth in brackets below pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83 (“Rule 83”). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the omitted information included herein. The Company respectfully requests that the bracketed information below be treated as confidential information and that the Commission provide timely notice to Kristine M. Murphy, Senior Counsel and Assistant Secretary, Barnes Group Inc., 123 Main Street, Bristol, Connecticut 06010 before it permits any disclosure of such bracketed information.   The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response:  The Company will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in the below responses.

Management's Discussion and Analysis

Results of Operations, Page 17

2.
You indicate in your discussion of the Logistics and Manufacturing Services segment’s results of operations on pages 20 and 21 that operating profit increases for the segment were partially offset by higher employee related costs, including incentive compensation and management fees related to the aerospace aftermarket RSP spare parts business.  Please expand your discussion to quantify these increases and indicate why these costs increased.  In addition, you mention management fees as they relate to your operating income; however, we note your disclosure in the Outlook section that these fees are actually net against sales.  Please quantify these fees and discuss them to the extent they impact changes in revenues, net period to period.

Response: Total employee related costs for the Logistics and Manufacturing Services segment increased approximately $6 million in 2011 compared with 2010 due primarily to higher incentive compensation resulting from the level of achievement of the Company’s pre-established 2011 performance targets.

Management fees relate to the aerospace aftermarket RSP spare parts business and are satisfied through [**]. These contractually agreed upon [**] increase once during the life of each program, generally in the fourth or later years of the program.  The year over year impact of [**] was approximately $[**] million in 2011.

The Company does not believe that quantitative disclosure of these year over year increases in employee related costs or management fees constitute incrementally material information to the Logistics and Manufacturing Services segment’s revenue or operating profit. The Company confirms that in future filings the Company will disclose the impacts of these or other factors when material to our consolidated or segment results.

However, the Company will enhance its disclosure in future filings to expand on the nature of such increases substantially as set forth below for the year ended December 31, 2011:

“Operating profit increases for the segment were partially offset by higher employee related costs, primarily due to incentive compensation which increased in 2011 as compared to 2010 as a result of the level of achievement of the Company’s pre-established 2011 performance targets, and higher management fees related to the aerospace aftermarket RSP spare parts business which increase once during the life of the program, generally in the fourth or later years of each program.”

[**] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER OF RESPONSE SUBMITTED ON BEHALF OF BARNES GROUP INC.

Critical Accounting Policies

Business Acquisitions and Goodwill, page 26

3.
You have determined that your reporting units are businesses with discrete financial information reviewed by segment management one level below the operating segment level and which are aggregated when those components have similar economic characteristics.  You allocated goodwill to the BDE business based on the relative fair values of those businesses within the Barnes Distribution reporting unit to be sold and retained.  Given that you determined that the goodwill allocated to the BDE business was impaired under the held for sales impairment model, please address how you determined that the components aggregated in the Barnes Distribution reporting unit were economically similar when all the components were held for use.  Furthermore, please identify for us each reporting unit and the underlying components that have been aggregated into each reporting unit.  Please provide us with revenues, gross profit, gross profit margins, operating profit, and operating profit margins, along with any other information you believe would be useful, for each of your components by reporting unit for each period presented.  Address any differences in the trends these financial indicators depict (for example, if gross profit margin is decreasing for one component and increasing for another).  Please refer to ASC 350-20-35-35 and ASC 350-20-55-6 through 9 for guidance.  While ASC 350-20-55-6 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, components with materially differing financial trends need to be appropriately considered to determine whether or not it is appropriate to aggregate components.

Response: As of December 31, 2011, the Company had two operating segments, Precision Components (“PC”) and Logistics and Manufacturing Services (“LMS”), which were also the reportable segments. The components of the operating segments were determined in accordance with ASC 350-20-35-34. Each component is a business for which discrete financial information is available and is regularly reviewed by the segment manager. When determining the reporting units for purposes of the goodwill impairment tests, the Company aggregated certain components with similar economic characteristics by applying the criteria outlined in ASC 350-20-35-35. Specifically, we aggregated our Barnes Distribution Europe (“BDE”) and Barnes Distribution North America (“BDNA”) components into a single reporting unit and aggregated our Associated Spring and Seeger Orbis components into a single reporting unit

(“AS/Seeger”). At the time of its annual goodwill impairment test in the second quarter of 2011, the Company had the following reporting units:

LMS Operating Segment's Reporting Units
1.	Barnes Distribution, comprised of BDNA and BDE (which was sold on December 30, 2011) components

2.	Raymond Distribution

3.	Barnes Aerospace Aftermarket MRO

4.	Barnes Aerospace Aftermarket RSP

PC Operating Segment's Reporting Units
5.	AS/Seeger, comprised of Associated Spring and Seeger Orbis components

6.	Heinz Hanggi

7.	Nitrogen Gas Products

8.	Barnes Aerospace OEM

The Company has historically aggregated the components within the Barnes Distribution reporting unit. The Company has consistently determined that the components were economically similar after applying the criteria outlined in ASC 350-20-35-35. The assessment of similar economic characteristics, in accordance with ASC 350-20-55-6, was more qualitative than quantitative; however, quantitative aspects were also considered in the Company’s assessment. ASC 350-20-35-35 specifically states that ASC 280-10-50-11 should be considered in determining if components have similar economic characteristics. Per ASC 280-10-50-11, the Company determined that the components that were aggregated into the Barnes Distribution reporting unit were similar in all of the following aspects:

●
The nature of products and services. Both components supply a comprehensive range of “C Class” Maintenance, Repair and Operating products and value-added logistics support services. Sales are typically comprised of individually low unit dollar items, with high transaction volume. Both BDNA and BDE offered a broad range of products; BDE offers over 26,000 products and BDNA offers over 159,000 products including private label and branded products. The product groups distributed by both BDNA and BDE are similar, among the most common are Abrasives, Adhesives, Auto/truck supplies, Chemicals, Cutting tools, Electrical supplies, Fasteners, Fastener systems, Fittings and hoses, General maintenance supplies, Lighting, Paints, PVF safety supplies, Shop supplies, Sorbents/spill kits, Storage and material handling, and Tools and Welding supplies. Overall the products sold by Barnes Distribution are not unique and its competitors sell substantially similar products and services.

●
The nature of production processes. As distributors, there are no “production” processes involved, but a critical core business process is the global sourcing of the product. The procurement process for both components is based on strong supplier relationships with a focus on low cost sourcing and high quality. For both BDNA and BDE the top 10-20 suppliers comprise a significant amount of the procured product.

●
The type or class of customer for their products and services. BDNA and BDE have a large number of active customers and serve customers in similar end markets. Both distribute primarily to the Automotive/Transportation and Industrial/Manufacturing end markets. The core end markets include automotive dealerships, service garages, truck fleets, food processers, construction companies and machinery equipment manufacturers. Both components have thousands of customers with no single customer being significant to that component’s revenues.

●
The methods used to distribute their products or provide their services. Both components have an extensive sales force including field sales professionals that provide value added logistics support through vendor-managed inventory, technical sales or custom solutions. Sales professionals use common sales force automation devices to manage and service their customers. In terms of the logistics, product is distributed out of self-managed warehouses, located in strategic points throughout North America and Europe, while the outbound transportation of the product to the customer is performed via third-party carriers.

●
The nature of the regulatory environment. Given the type of products distributed by both components, the Material Safety Data Sheet (MSDS) Compliance is extremely important regardless of the geographical differences. In addition import/export regulations are important for both components.

To supplement this qualitative assessment, the Company considered quantitative characteristics of each component. The table below presents revenue and gross profit for each of the components. The Company concluded that gross margin is the most meaningful economic characteristic, as it is a key performance measurement for the distribution business reflecting high volume product procurement and costs of distribution.  As a global distribution company of procured third party products, overall long term profitability is directly benefited by increased volume and cost efficient global procurement. The Company’s history of acquisitions in Barnes Distribution has been “bolt on” with the objective of increasing global volumes to leverage the global procurement and distribution infrastructure investment. Other measures, such as operating profit margin, may be impacted by the allocation of corporate overhead costs, differences in cost structure related to multiple countries and other factors (e.g. restructures etc.).

Revenue trends are impacted by the local market conditions, foreign exchange and the mix of end customers within core markets (e.g. OEM vs. aftermarket). Because the products sold by both components are not unique and competitors sell substantially similar products and services, the long-term gross margins of various product families would reasonably be expected to be similar. However, the gross profit for a component in any particular year is impacted by the mix of products sold, as certain products such as chemicals generally carry a higher gross margin.

Initiatives over the past few years were aimed at increasing global sourcing synergies to further leverage purchasing power and strategies. Initiatives in Europe were also aimed at improving the productivity of the sales force by leveraging projects from BDNA. By utilizing the handheld device, created in BDNA, it allowed the BDE sales force instant access to the status of inventory and to the customer’s orders.  We also leveraged BDNA sales force productivity and compensation initiatives to help maximize the productivity of the European sales force.

After consideration of the consistent nature of products and services distributed by each component, the global procurement processes, the consistent end markets served, the consistent distribution and sales channels and the reasonably comparable product gross margins, management concluded that the BDE and BDNA components have similar economic characteristics and therefore meet the aggregation criteria for disclosing reporting units.

	2011						2010						2009
	BDE			BDNA			BDE			BDNA			BDE			BDNA
Revenue	$	[**]		$	[**]		$	[**]		$	[**]		$	[**]		$	[**]
Revenue in Euros		[**]						[**]						[**]
Gross profit		[**]			[**]			[**]			[**]			[**]			[**]
Gross profit margin		[**]	%		[**]	%		[**]	%		[**]	%		[**]	%		[**]	%

The Company has also aggregated the Associated Spring and Seeger Orbis components into a single reporting unit. The total goodwill for the AS/Seeger reporting unit was $12.4 million at December 31, 2011 which represented less than 4% of the total goodwill. During 2011, the Company determined that the fair value of the reporting unit was significantly in excess of the carrying value of the reporting unit. The aggregation of the Associated Spring and Seeger Orbis components was determined by performing a qualitative assessment in applying the guidance outlined in ASC 280-10-50-11 and ASC 350-20-55-7 and considering certain quantitative factors. The Company concluded that these businesses do not have materially differing financial trends and have similar economic characteristics based on quantitative and qualitative considerations.

Per ASC 280-10-50-11, the Company determined that the components that were aggregated into the AS/Seeger reporting unit were similar based on the following.  Both components manufacture highly engineered metal forming products that serve similar end markets which include Automotive/Transportation and Industrial/Manufacturing OEMs.  The customers for both include large automotive OEMs and Tier 1 suppliers. Operations and processes are similar, include coiling and stamping, and have a wide range of uses in the automotive and general mechanical industries. Both components have similar distribution methods to market and sell their products.  Product is distributed in similar methods from each location. In addition, both are subject to similar import/export regulations.

To supplement this qualitative assessment, the Company considered quantitative aspects. The table below presents revenue and gross profit for each of the components. We concluded that gross margin is the most meaningful economic characteristic, as it is a key performance measurement for the component.  Other measures, such as operating profit margin, may be impacted from time to time by the allocation of corporate overhead costs, differences in cost structure related to multiple countries and other factors.  Revenue trends are impacted by local market conditions, foreign exchange and the mix of end customers within core markets. Gross margins for these businesses, by contrast, are expected to be relatively consistent, as seen in the gross margins achieved in 2010 and 2011. While gross margins in 2009 were impacted by the significant sales declines resulting from the global recession and its impact on the transportation industry, the automotive sector in particular, gross margins in 2010 and 2011 resulted from a more normalized level of sales that are reflective of the Company’s long-term outlook for each of the respective components.

	2011						2010						2009
	AS			Seeger			AS			Seeger			AS			Seeger
Revenue	$	[**]		$	[**]		$	[**]		$	[**]		$	[**]		$	[**]
Revenue in Euros					[**]						[**]						[**]
Gross profit		[**]			[**]			[**]			[**]			[**]			[**]
Gross profit margin		[**]	%		[**]	%		[**]	%		[**]	%		[**]	%		[**]	%

[**] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER OF RESPONSE SUBMITTED ON BEHALF OF BARNES GROUP INC.

Pension and Other Postretirement Benefits, page 27

4.
The accumulated other non-owner changes to equity, net of taxes, related to pension and other postretirement plans increased by approximately 46% during the year ended December 31, 2011.  You disclose on page 56 that the 2011 change includes losses that are primarily related to increase in the projected benefit obligations of your plans and to the actual return on plan assets.  Please expand your disclosures to provide a comprehensive discussion of what led to these significant losses in 2011, including the specific assumptions which changed and what led to the changes in assumptions.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will enhance our critical accounting policy disclosure on page 27 in future filings substantially as follows. The below disclosure is based on actual amounts for the year ended December 31, 2011.

“The discount rate used for the Company’s U.S. pension plans reflects the rate at which the pension benefits could be effectively settled. At December 31, 2011, the Company selected a discount rate of 5.05% based on a bond matching model for its U.S. pension plans. Market interest rates have decreased in 2011 as compared with 2010 and, as a result, the discount rate used to measure pension liabilities decreased from 5.65% at December 31, 2010. The discount rates for non-U.S. plans were selected based on bond matching models or on indices of high-quality bonds using criteria applicable to the respective countries.

The Company recorded a $41.4 million non-cash after-tax decrease in stockholders equity (through other non-owner changes to equity) to record the current year adjustment for changes in the funded status of its pension and postretirement benefit plans as required under accounting for defined benefit and other postretirement plans. This decrease in stockholders equity resulted primarily from losses that are related to changes in actuarial assumptions and variances between expected and actual returns on pension plan assets. The change in the projected benefit obligations included a $34.3 million (pre-tax) increase due to actuarial losses that resulted primarily from a reduction to the discount rate used to measure U.S. pension liabilities; the discount rate decreased from 5.65% at December 31, 2010 to 5.05% at December 31, 2011.  Changes to other actuarial assumptions in 2011, including mortality and inflation rates, did not have a material impact on our stockholders equity or projected benefit obligations. In addition, during 2011, the actual pre-tax return on total pension plan assets was a pre-tax loss of $4.0 million compared with our expected pre-tax return on pension assets of $32.0 million, thereby resulting in a reduction to stockholders equity.”

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General, page 36

5.
During 2011, you identified certain immaterial prior period errors which were corrected for in the current year aggregating $3.7 million.  You evaluated these items in relation to the current periods in which they were corrected, as well as the periods in which they originated, and concluded that such items are immaterial, both quantitatively and qualitatively, to the quarterly and annual financial statements.  Please tell us each of the periods the $3.7 million adjustment relates to and correspondingly the correction amount associated with each period.  Please also provide us with a breakdown of the $3.7 million to separately show each item which is included in this amount, the specific periods each item relates to, and corresponding amounts for each period related to each item.  Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

Response: The Company evaluated the impact of these errors prior to filing its June 30, 2011 Quarterly Report on Form 10-Q and its Annual Report on Form 10-K for the year ended December 31, 2011 to determine whether the errors were material, individually or in aggregate, from a quantitative or qualitative perspective in any period presented. In performing this materiality analysis, the Company considered the guidance set forth in SAB Topics 1:M and 1:N. Based on this evaluation, a summary of which is set forth below, the Company concluded that these errors were not material.

The response below is organized to first discuss the quantitative analysis that was performed in assessing the errors and subsequently the qualitative aspects of the analysis.

The periods that the $3.7 million prior period errors originated in:

	Pre-2007	2007	2008	2009	2010	Total
Errors impacting pre-tax income from continuing operations:
Unrecorded Rebates	$1,036	$218	$(64)	$344	$407	$1,941
Other, net <1>	-	-	-	276	(110)	166
Total errors impacting pre-tax income from continuing operations	1,036	218	(64)	620	297	2,107

Errors impacting income taxes from continuing operations:
Tax Expense Adjustments	-	665	770	368	(10)	1,793
Other, net <1>	(272)	(57)	17	(195)	330	(178)
Total errors impacting income taxes from continuing operations	(272)	608	787	173	320	1,615

	$764	$826	$723	$793	$617	$3,722

Fiscal 2011 quarter of correction:

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011
Errors impacting pre-tax income from continuing operations:
Unrecorded Rebates	$-	$-	$-	$1,941	$1,941
Other, net <1>	166	-	-	-	166
Total errors impacting pre-tax income from continuing operations	166	-	-	1,941	2,107

Errors impacting income taxes from continuing operations:
Tax Expense Adjustments	-	1,793	-	-	1,793
Other, net <1>	333	-	-	(511)	(178)
Total errors impacting income taxes from continuing operations	333	1,793	-	(511)	1,615

	$499	$1,793	$-	$1,430	$3,722

<1> The components of "Other, net" were not considered material for disclosure individually or in the aggregate and therefore are not separately identified herein.

Materiality Analysis – Quantitative

The Company determined that the errors were not material from a quantitative perspective, individually or in aggregate, to any of the periods presented. In addition to the errors totaling $3.7 million identified in 2011, the Company had previously identified certain other immaterial out of period errors related to the periods presented.  In completing its materiality analysis (the key quantitative components of which are included in the chart below), the Company considered the aggregate impact of all known out of period errors and corrections for all periods presented.

The fourth quarter and full year 2011 financial results include the loss on the sale of the Company’s Barnes Distribution Europe businesses (the “BDE business”), which was retrospectively reflected as a discontinued operation in our 2011 Form 10-K.  Thereafter, our year-end materiality analysis focused primarily on the results from continuing operations consistent with the intent of ASC 205, which requires that results from discontinued operations be removed from the results from operations and presented separately.  The impact of these errors was evaluated against Income from Continuing Operations (before and after taxes), as well as Net Sales, Income Taxes and Net Income as included below.

The materiality analysis was performed for each of the years ended December 31, 2007 through 2011 and each of the quarters for the year ended December 31, 2011.  Income from Continuing Operations was impacted from these errors by 1.4%, 0.4%, 1.9%, 0.2% and (4.1%) in the periods ended 2007 through 2011, respectively. The impact on Income from Continuing Operations did not exceed 3.3% in any 2011 quarter, with the exception of the second quarter which was impacted by 7.8% as a result of the correction of the prior period tax expense adjustments being made.  The correction of the tax expense error was disclosed in the Form 10-Q for the period ended June 30, 2011 as well as in the 2011 Annual Report on Form 10-K.  Most importantly, the correction of the above errors did not impact any financial trends in Income from Continuing Operations during the periods 2007 through 2011 (including 2011 interim periods).

The impact of the errors on Net Income was also evaluated for the periods noted below.  The errors had the most significant impact on the fourth quarter of 2011, resulting from the correction of previously unrecorded rebates as the error was corrected within this quarter. Net income during the fourth quarter of 2011 was materially impacted by the loss on the sale; therefore the correction of the rebate error during this period was more significant than it would have been exclusive of the sale. As a percentage of Income from Continuing Operations during this quarter, however, the impact was only 2.5%.

2007	As Reported	If Adjusted	Percentage Difference
Net sales	$ 1,292,352	$ 1,292,134	0.0%
Income from continuing operations, before income taxes	123,371	122,520	0.7%
Income taxes	23,886	24,430	2.3%
Income from continuing operations	99,485	98,091	1.4%
Net income	97,178	95,784	1.4%

2008	As Reported	If Adjusted	Percentage Difference
Net sales	$ 1,232,196	$ 1,232,260	0.0%
Income from continuing operations, before income taxes	125,277	125,856	-0.5%
Income taxes	25,108	26,134	4.1%
Income from continuing operations	100,169	99,722	0.4%
Net income	83,011	83,954	-1.1%

2009	As Reported	If Adjusted	Percentage Difference
Net sales	$ 923,353	$ 923,009	0.0%
Income from continuing operations, before income taxes	42,960	41,951	2.3%
Income taxes	130	(65)	-149.8%
Income from continuing operations	42,830	42,015	1.9%
Net income	39,001	36,796	5.7%

2010	As Reported	If Adjusted	Percentage Difference
Net sales	$ 1,028,617	$ 1,028,210	0.0%
Income from continuing operations, before income taxes	63,805	64,353	-0.9%
Income taxes	9,827	10,468	6.5%
Income from continuing operations	53,978	53,885	0.2%
Net income	53,278	53,185	0.2%

Q1 2011	As Reported	If Adjusted	Percentage Difference
Net sales	$ 289,590	$ 289,483	0.0%
Income from continuing operations, before income taxes	26,654	26,713	-0.2%
Income taxes	6,457	5,996	-7.1%
Income from continuing operations	20,197	20,718	-2.6%
Net income	19,072	19,593	-2.7%

Q2 2011	As Reported	If Adjusted	Percentage Difference
Net sales	$ 297,837	$ 297,686	0.1%
Income from continuing operations, before income taxes	31,103	30,952	0.5%
Income taxes	8,377	6,444	-23.1%
Income from continuing operations	22,726	24,508	-7.8%
Net income	22,332	24,114	-8.0%

Q3 2011	As Reported	If Adjusted	Percentage Difference
Net sales	$ 298,643	$ 298,800	-0.1%
Income from continuing operations, before income taxes	32,787	32,944	-0.5%
Income taxes	7,896	7,237	-8.3%
Income from continuing operations	24,891	25,707	-3.3%
Net income	23,245	24,061	-3.5%

Q4 2011	As Reported	If Adjusted	Percentage Difference
Net sales	$ 283,286	$ 285,327	-0.7%
Income from continuing operations, before income taxes	26,345	28,386	-7.7%
Income taxes	2,586	4,023	55.6%
Income from continuing operations	23,759	24,364	-2.5%
Net income	66	671	-916.0%

FY 2011	As Reported	If Adjusted	Percentage Difference
Net sales	$ 1,169,355	$ 1,171,296	-0.2%
Income from continuing operations, before income taxes	116,889	118,996	-1.8%
Income taxes	25,316	23,701	-6.4%
Income from continuing operations	91,573	95,296	-4.1%
Net income	64,715	68,438	-5.8%

Materiality Analysis – Qualitative

The Company evaluated the qualitative considerations within SAB Topic 1:M. The considerations that the Company considered most critical in making a materiality determination are summarized below.

●
The misstatements did not mask a change in earnings or other trends.  Specifically, Net Sales and Income from Continuing Operations had corresponding increases/decreases on both an “As Reported” and “If Adjusted” basis between 2007 and 2011 on a full year basis. Trends in Net Sales and Income from Continuing Operations would have also remained the same during the 2011 interim periods, on an “As Reported” or “If Adjusted” basis.

●
Management incentive compensation was not significantly impacted for any period presented.   The errors created an overstatement of earnings in 2007, 2009 and 2010 and an understatement of earnings in 2008.  In no period presented was incentive compensation materially misstated as a result of these errors. In 2011, there was no impact on incentive compensation as maximum targets were met at the reported amount.

●
Compliance with regulatory requirements was not affected.  The Company was in compliance with all regulatory requirements for all periods presented both with and without the impacts of the errors and corrections of errors identified.

●
Compliance with loan covenants was not affected.  The Company was in compliance with all loan covenants for all periods presented both with and without the impacts of the errors and corrections of errors identified.

●
The errors did not result from the concealment of any unlawful transactions.  Further, the errors were identified by the Company as part of our normal closing and review processes and procedures and were assessed immediately upon identification and corrected in the periods in which they were identified.

●	The errors did not hide a failure to meet analysts' expectations. The uncorrected errors would not have caused us to fail to meet analysts’ consensus expectations.

Materiality Analysis - Conclusion

Based on the quantitative and qualitative information in our materiality analysis, as summarized above, management concluded that the impact of all known out of period errors and corrections of errors was not material to any prior annual periods.  Further, management concluded that the impact of the corrections of the errors during 2011 was not material to any quarter or to the full year ended December 31, 2011 and did not warrant additional disclosure other than that which was made in the second quarter 2011 Form 10-Q and the 2011 Form 10-K.

Revenue Recognition, page 36

6.
Your Logistics and Manufacturing Services segment provides value-added logistic support and repair services.  Value-added logistics support services include inventory management, technical sales, and supply chain solutions for maintenance, repair operating, and production supplies and services. Please expand your revenue recognition policy to address how this segment recognizes service revenues.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will enhance our disclosure of the revenue recognition policy in future filings substantially as follows:

“Revenue recognition: Sales and related cost of sales are recognized when products are shipped or delivered to customers depending upon when title and risk of loss have passed. Service revenue is recognized when the related services are performed. In the aerospace manufacturing businesses, the Company recognizes revenue based on the units-of-delivery method in accordance with accounting standards related to accounting for performance of construction-type and certain production-type contracts.”

Note 8. Debt and Commitments, page 41

7.	In regards to your redemption of the $92.5 million principal amount of the 3.75% Convertible Notes, please address the following:
•
Please help us understand how you accounted for the redemption of the notes and correspondingly how your accounting complied with ASC 470-20-40-18 through 22.  Please specifically address what amounts were allocated to the liability and equity components and how you arrived at the amount of gain or loss to record on the redemption; and

•
You recaptured $40.2 million of previously deducted contingent convertible debt interest which resulted in a $15.3 million reduction in short-term deferred tax liabilities as well as a reduction of tax loss carryforwards reflected in long-term deferred tax assets.  Please help us better understand how this transaction resulted in the reduction of short-term deferred tax liabilities and tax loss carryforwards.

Response: The Company accounted for the redemption in accordance with ASC 470-20-40-18 through 22 by performing the following:

1.	Measured the fair value of the consideration transferred to the holders electing to convert their notes as $90,438, which represents the total cash payment including a premium on conversion of $9,803.

2.	Allocated the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:
a.
Allocated a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of the liability component immediately prior to the extinguishment ($80,635). The fair value of the liability component was equal to the carrying value.

b.
Recognized in the statement of financial performance as a gain or loss on debt extinguishment any difference between (calculated to be zero as a result of the fair value and carrying value of the debt being equal and having fully amortized the related debt issuance costs):

i.	The consideration attributed to the liability component
ii.	The sum of both of the following:
1.	The net carrying amount of the liability component
2.	Any unamortized debt issuance costs.

3.	Allocated the remaining settlement consideration to the reacquisition of the equity component and recognized that amount as a reduction of stockholders equity ($9,803).

U.S. federal tax law allows the Company to deduct contingent interest expense at an amount greater than book interest expense (i.e. “excess interest”) as it relates to this convertible debt instrument.  However, this excess interest may be recaptured into taxable income upon redemption/retirement of the debt and, as such, a deferred tax liability was established (during the term of the note as excess interest was deducted for tax return purposes).  This deferred tax liability is directly related to the contingent convertible debt and was classified consistent with the debt’s financial classification.   The Company classified the debt instrument as current in the first quarter of 2010; accordingly, the deferred tax liability was also classified as current.

As discussed above, the redemption of the debt resulted in a recapture of the excess interest which increased taxable income and decreased the short term deferred tax liability.  In addition, the Company has a non-current deferred tax asset for U.S. net operating loss carryforwards.  A portion of those loss carryforwards was utilized to offset the taxable income created by the recapture of the excess interest noted above and reduced the non-current deferred tax asset for the utilization of those loss carryforwards.

Note 11. Pension and Other Postretirement Benefits, page 45

8.
Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in the plan’s most recently available annual report.  Please also disclose the specific year-end date of the plan to which the annual report relates.  Refer to ASC 715-80-50-5(e)(2).

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will enhance our disclosure in future filings substantially as follows:

“Contributions made by the Company did not represent more than 5 percent of the total plan contributions for plan years ended February 28, 2011, 2010 and 2009”.

Note 13.  Income Taxes, page 54

9.
You repatriated $7.5 million in 2010 and $17.5 million in 2011 of foreign earnings to the U.S.  In your Form 10-Q for the period ended March 31, 2012, you also disclose your intention to repatriate current year foreign earnings in 2012.  As of December 31, 2011, you have not recognized deferred income taxes on $591.6 million of undistributed earnings of your international subsidiaries since such earnings are considered to be reinvested indefinitely.  Please address the following:

•	Please disclose the total amount of undistributed earnings as of December 31, 2011 and March 31, 2012;
•
Please tell us whether you had previously considered the foreign earnings that were repatriated during 2010 and 2011 to be permanently reinvested.  If so, please tell us at what point you determined that they would not be;

•	Please tell us the country from which these earnings were or will be repatriated as well as the facts and circumstances that led you to determine it is necessary to repatriate these earnings; and
•
Please tell us how you concluded that the remaining $591.6 million should be considered permanently reinvested in light of your repatriation of amounts in previous years.  Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Refer to paragraph ASC 740-30-25-17.  Please also consider expanding your disclosures in periods that foreign earnings are repatriated to clarify whether the repatriated earnings were previously considered to be permanently reinvested, the facts and circumstances that led you to determine it was necessary to repatriate these earnings, and your basis for concluding any remaining undistributed earnings at the same subsidiary are permanently reinvested.

Response: As of December 31, 2011 and March 31, 2012 the Company had undistributed foreign earnings of $591.6 million and $611.3 million, respectively.

During 2010 and 2011 management forecasted and repatriated $7.5 million and $17.5 million, respectively, of current year earnings of our Singapore subsidiary.  Those repatriated earnings represented just a portion of Singapore’s current year earnings and were not previously considered permanently reinvested.   The planned 2012 repatriation will also originate from a portion of current year earnings of our Singapore subsidiary and are being repatriated to allow the Company to achieve business objectives related to worldwide cash management.  All of the repatriations have been based on the Company’s worldwide cash management objectives and are from current year foreign earnings.  As such, management believes they do not affect our determination that all undistributed earnings remain permanently reinvested.

Management periodically evaluates the global cash needs and position of the Company and continues to be committed to making investments in businesses outside the U.S.  These investments include, but are not limited to, financing working capital needs, making capital expenditures, servicing debt and engaging in acquisitions.  As such, management has concluded that the determination that prior year unremitted earnings will be permanently reinvested is appropriate.

With regards to additional disclosure, for all periods in which repatriation was made, we have stated that those earnings were from a portion of current year foreign earnings.  Therefore, no previous assertion would have been made with regards to the earnings that were repatriated.  As such, we concluded that the disclosures required by ASC 740-10-50-2 were not required.  In the event it becomes apparent that a portion of undistributed earnings would be remitted in the foreseeable future, management would re-assess our permanent reinvestment conclusions and include the appropriate disclosures in future filings.

10.
 Please provide the disclosures required by ASC 740-10-50-15(d) for any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Response: Following the review of the Company’s uncertain tax positions at both December 31, 2011 and March 31, 2012, management did not believe it was reasonably possible that the total amounts of unrecognized benefits would significantly increase or decrease within the 12 months following the reporting date.  As such, we concluded that the disclosures required by ASC 740-10-50-15(d) were not required. To the extent that it becomes reasonably possible that the total amounts of unrecognized benefits would significantly increase or decrease within the next 12 months, we will include the required disclosure in future filings.

Form 10-Q for the Period Ended March 31, 2012

General

11. Please address the above comments in your interim filings as well, as applicable.

Response: The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described above.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:          Nudrat Salik, Staff Accountant (SEC)
Kristine Murphy, Senior Counsel and Assistant Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP